July 10, 2024

Qiyu Wang
Chief Financial Officer
VNET Group, Inc.
Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

       Re: VNET Group, Inc.
           Form 20-F for the Year Ended December 31, 2023
           Filed April 26, 2024
           File No. 001-35126
Dear Qiyu Wang:

       We have reviewed your June 24, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

Form 20-F for the Year Ended December 31, 2023
Risk Factors, page 18

1.     We note your proposed disclosure revisions in response to prior comment
1. Please
       provide us with the revised disclosures to your risk factors where you will discuss how
       Hong Kong law differs from PRC law and any risks and consequences to the company associated with those laws.
 July 10, 2024
Page 2

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology